Filed Pursuant to Rule 424(b)(3)
Reg. Statement No. 333-155640

SUPPLEMENT NO. 1
DATED JULY 28, 2009
TO THE PROSPECTUS DATED JUNE 10, 2009
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated June 10, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	an update regarding a risk related to an investment in our shares;

•	additional information regarding our estimated use of proceeds;

•	a change to the ability of Tennessee investors to participate in our automatic investment plan; and

•	a change regarding the issuance of options to our independent directors.

Status of Our Public Offerings

We initiated our initial public offering on September 20, 2005, pursuant to which we offered 44.4 million shares of common stock in our primary offering at $8 per share.  We also offered 11.0 million shares of our common stock under our distribution reinvestment plan at $7.60 per share.   We stopped making offers under our initial public offering on June 1, 2009.  We raised gross offering proceeds of approximately $163.7 million from the sale of approximately 21.7 million shares in our initial public offering, including shares sold under the distribution reinvestment plan.

We began accepting subscriptions in this offering on June 10, 2009.  As of July 24, 2009, we had raised approximately $176,000 of gross proceeds from the sale of approximately 22,000 shares of our common stock, including shares sold under the distribution reinvestment plan.

Update to Risk Factor

Below is an update regarding one of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.  The following risk factor should be read together with the risk factors disclosed in our prospectus dated June 10, 2009.

Our limited operating history makes it difficult for you to evaluate us.  In addition, as a company in its early stages of operations we have incurred losses in the past and may continue to incur losses.

We have a limited operating history. As a consequence, our past performance and the past performance of other real estate investment programs sponsored by affiliates of our advisor may not be indicative of the performance we will achieve. We were formed on October 22, 2004 in order to invest primarily in investment real estate. We have acquired twelve properties as of the date of this prospectus and generated limited income, cash flow, funds from operations or funds from which to make distributions to our shareholders.  In addition, as a company in its early stages of operations, we have incurred losses since our inception and we may continue to incur losses.

Estimated Use of Proceeds

Below is additional information regarding our estimates of the use of the proceeds raised in this offering and should be read together with the use of proceeds discussion in our prospectus dated June 10, 2009.

We will not use offering proceeds to pay cash distributions if at the time of the distribution it appears that over the course of this offering, we will have failed to invest at least 82% of our offering proceeds in properties, including investing in properties through the retirement of existing debt financing relating to property acquisitions.

Director Compensation

Below is additional information regarding the granting of options to our independent directors and should be read together with the director compensation discussion in our prospectus dated June 10, 2009.

In connection with the registration of the shares of this offering in certain jurisdictions we have suspended the issuance of options to our independent directors under our Employee and Director Stock Incentive Plan, and we do not expect to issue additional options to our independent directors until we cease offering shares of our common stock in this offering.

Automatic Investment Plan

Below is additional information regarding our automatic investment plan and should be read together with the automatic investment plan discussion in our prospectus dated June 10, 2009.

Tennessee investors are not eligible to participate in our automatic investment plan.